SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

Eurand N.V.
(Name of Subject Company)
Eurand N.V.
(Name of Persons Filing Statement)

Ordinary shares, par value €0.01 per share
(Title of Class of Securities)

N31010106
(CUSIP Number of Class of Securities)

Manya S. Deehr
Chief Legal Officer and Corporate Secretary
Eurand N.V.
Olympic Plaza
Fred. Roeskestraat 123
1076 EE Amsterdam, The Netherlands
+31 20-673 2744
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person Filing Statement)

With a Copy to:
Timothy Maxwell
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, Pennsylvania 19103-2921
(215) 963-5000
☑     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is a joint press release issued by Eurand N.V. (“Eurand”) and Axcan Holdings Inc. (“Axcan”) on December 1, 2010 announcing the proposed tender offer:

News Release
For Immediate Release
Eurand to be Acquired by Axcan for $12.00 Per Share in Cash
AMSTERDAM, The Netherlands, and BRIDGEWATER, N.J., Dec. 1, 2010 — Eurand N.V. (NASDAQ: EURX), a global specialty pharmaceutical company, and Axcan Holdings, Inc., a leading pharmaceutical company focused on the treatment of gastrointestinal disorders, today announced that they have entered into a definitive agreement under which Axcan will acquire all the outstanding shares of Eurand for $12.00 per share in cash. The fully diluted equity value of the transaction is approximately $583 million. Under the terms of the agreement, it is anticipated that a wholly-owned subsidiary of Axcan will shortly commence a tender offer for all of the outstanding shares of Eurand.
The Independent Directors of Eurand, composed entirely of non-management, non-majority-shareholder directors, acting on behalf of the Eurand Board, have unanimously approved the acquisition agreement and recommend that Eurand shareholders tender their shares into the offer. The transaction is expected to close in the second quarter of 2011.
Angelo C. Malahias, Chairman of Eurand’s Special Committee consisting of the Independent Directors, said, “After an extended auction process, and in conjunction with its independent financial and legal advisors, the Board of Directors has concluded that this agreement is in the best interests of our shareholders and other stakeholders.”
Gearóid Faherty, Chairman and CEO of Eurand, said, “The last several years have seen Eurand evolve from being a license and development, drug formulation company into a fully integrated, specialty pharmaceutical business with the development and launch of ZENPEP®. I am very proud of the achievements of the Eurand team, and this transaction shows the attractiveness of the business that we have created. I want to thank all of our employees for their hard work and dedication to Eurand over the many years of our development. It has been my pleasure and privilege to work with these talented people, and I wish them much success in the new organization.”
Mr. Faherty will remain Chairman and CEO of Eurand through the end of 2010. At that time, John J. Fraher, currently Chief Commercial Officer of Eurand, will become Chief Executive Officer, and Mr. Malahias will become Non-Executive Chairman. Mr. Fraher joined Eurand in 1995. He has broad experience in the specialty pharmaceutical industry. Mr. Malahias has been Chairman of the Audit Committee of the Eurand Board since 2007 and was formerly President of Andrx Corporation.
Mr. Malahias said, “The Board and I wish to express our sincere gratitude to Gearóid Faherty for his many contributions and years of outstanding service to Eurand. He has done an excellent job building Eurand to where it is today. We appreciate that he has agreed to stay on as Chairman and CEO through the initial portion of the transition period as we work towards our combination with Axcan.”

The combined company will have an enhanced presence in the specialty pharmaceuticals sector and will be led by Frank Verwiel, M.D., President and Chief Executive Officer of Axcan. Dr. Verwiel said, “We are excited about the significant benefits this transaction delivers to stockholders, employees and customers of both organizations. Through combining the organizations, we look to create a new organization with an enhanced product portfolio, broader geographic reach, a robust research and development pipeline, innovative pharmaceutical development and manufacturing platforms, and a world-class sales force.”
The transaction is subject to a condition that a minimum of 80% of Eurand shares be tendered, as well as receipt of antitrust approval. To reach the 80% threshold, a majority of the shares held by shareholders other than Mr. Faherty and affiliates of Warburg Pincus will be required to be tendered. Affiliates of Warburg Pincus, which own approximately 55% of Eurand’s outstanding shares in the aggregate, and Mr. Faherty, who owns approximately 3.7% of Eurand’s outstanding shares in the aggregate, have entered into agreements pursuant to which they will tender their shares into the offer.
If the initial offering period of the tender offer is successfully completed, Axcan will provide for a subsequent offering period of at least 10 business days to allow shareholders to tender any shares not tendered during the initial offering period. Holders of Eurand shares not tendered during the offer or the subsequent offering period will receive $12.00 per share in cash, less applicable withholding taxes, for each untendered share, pursuant to a liquidating distribution or another transaction implemented by Eurand.
Axcan has secured committed debt financing from BofA Merrill Lynch, Barclays Capital and RBC Capital Markets.
Jefferies & Company Inc. is acting as financial advisor, NautaDutilh is acting as Dutch legal counsel, and Sullivan & Cromwell LLP is acting as U.S. legal counsel to the independent Special Committee of the Board of Directors of Eurand. Goldman Sachs is acting as financial advisor and Morgan, Lewis & Bockius LLP and NautaDutilh are acting as legal counsel to Eurand N.V.
BofA Merrill Lynch, Barclays Capital, and RBC Capital Markets are acting as financial advisors to Axcan. Ropes & Gray LLP, Baker & McKenzie, Cleary Gottlieb Steen & Hamilton LLP and Blank Rome LLP are acting as legal advisors to Axcan.
Conference Call Information
Eurand will host a conference call today, Wednesday, December 1, 2010, at 9:00 a.m. Eastern Time, 3:00 p.m. Central Europe Time, to discuss this announcement.
To participate in the conference call, U.S. participants dial 1-877-407-9039, international participants dial +1-201-689-8470. A replay of the call will be available beginning at 12:00 p.m. ET today until December 31, 2010. For a replay of the call, U.S. participants dial 1-877-870-5176, international participants dial +1-858-384-5517. The conference ID number is 362128.

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A webcast of the call also will be available from the investor relations section of the company website at www.eurand.com. Following the webcast, the archived version of the call will be available at the same URL until December 31, 2010.
About Eurand
Eurand is a specialty pharmaceutical company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products based on its proprietary pharmaceutical technologies. Eurand has had six products approved by the FDA since 2001 and has a pipeline of product candidates in development for itself and its collaboration partners. Its technology platforms include bioavailability enhancement of poorly soluble drugs, custom release profiles and taste-masking/orally disintegrating tablet (ODT) formulations. Eurand is a global company with facilities in the U.S. and Europe. For more information, visit www.Eurand.com.
About Axcan
Axcan Holdings Inc., parent company of Axcan Intermediate Holdings Inc., is a privately-held, leading global specialty pharmaceutical company engaged in gastroenterology with clinical and commercial operations in the United States, the European Union and Canada. Axcan develops, markets and sells pharmaceutical products used in the treatment of a variety of gastrointestinal diseases and disorders.
Important Information
This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Eurand ordinary shares described in this press release has not yet commenced. At the time the expected tender offer is commenced, Axcan or a wholly owned subsidiary of Axcan will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), and Eurand will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Investors and Eurand shareholders are strongly advised to carefully read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement before any decision is made with respect to the tender offer because they will contain important information. When available, the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all shareholders of Eurand at no expense to them from Axcan by directing a request to Axcan at iadjahi@axcan.com or (450) 536-7696 or from Eurand by directing a request to Eurand at bill.newbould@eurand.com or (267) 759-9335. These documents will also be available at no charge at the SEC’s website at www.sec.gov.
Forward Looking Statement
This release contains forward looking statements, including statements regarding the proposed transaction, its timing and terms and statements regarding the expectations for the combined company. Forward-looking statements include those which express plan, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact. The words “expects”, “potentially”, “anticipates”, “could”,

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“calls for” and similar expressions also identify forward-looking statements. These statements are based upon the parties’ current expectations and are subject to risks and uncertainties which could cause actual results and developments to differ materially from those expressed or implied in such statements. Factors that could affect actual results and developments include, successful completion of the proposed transaction on a timely basis, the impact of regulatory reviews on the proposed transaction, the successful tender of the outstanding ordinary shares of Eurand, the obtaining of any required shareholder approvals and the satisfaction of customary conditions, the ability of the buyer to obtain financing for the proposed transaction and to achieve synergies and other anticipated benefits following completion of the proposed transaction, the results, consequences, effects or timing of any inquiry or investigation by any regulatory authority or any legal or administrative proceedings, the successful preparation and implementation of an effective integration plan, and any other risks set forth in the parties’ filings with the Securities and Exchange Commission, including Eurand’s annual report on Form 20-F and periodic reports on Form 6-K and Axcan Intermediate Holdings Inc.’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, as well as the Schedule TO and Schedule 14D-9 with respect to the proposed tender offer, when available . Investors should evaluate any statement in light of these important factors. Forward-looking statements contained in this press release are made as of this date, and, other than as required by applicable law, the parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Actual events could differ materially from those anticipated in the forward-looking statements.
Contacts:
Eurand N.V.
For Investors:
Bill Newbould
Vice President, Investor Relations
+1 267-759-9335
bill.newbould@eurand.com
For Media:
Jeffrey Taufield or Ruth Pachman
Kekst and Company
212-521-4815/4891
jeffrey-taufield@kekst.com or ruth-pachman@kekst.com
Axcan
Isabelle Adjahi
Senior Director, Investor Relations and Communications
450-467-2600 ext. 2000
iadjahi@axcan.com

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The following is a transcript of a conference call relating to the press release filed above:
Important Information
The following communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Eurand ordinary shares, which is part of the transaction described in this communication, has not commenced. At the time the expected tender offer is commenced, Axcan or a wholly owned subsidiary of Axcan will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), and Eurand will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Investors and Eurand shareholders are strongly advised to carefully read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement before any decision is made with respect to the tender offer because they will contain important information. When available, the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all shareholders of Eurand at no expense to them from Axcan by directing a request to Axcan at iadjahi@axcan.com or (450) 536-7696 or from Eurand by directing a request to Eurand at bill.newbould@eurand.com or (267) 759-9335. These documents will also be available at no charge at the SEC’s website at www.sec.gov.

Eurand NV		Acquisition of Eurand N.V.
by Axcan Holdings, Inc.,
	EURX	Call	Dec. 1, 2010
Company▲	Ticker▲	Event Type▲	Date▲

MANAGEMENT DISCUSSION SECTION
Operator: Greetings, and welcome to the Eurand Conference Call Regarding Today’s Announcement with Axcan. At this time, all participants are in a listen-only mode. A brief question and answer session will follow the formal presentation. [Operator Instructions] As a reminder, this conference is being recorded.
It is now my pleasure to introduce your host, Bill Newbould, Vice President of Investor Relations at Eurand. Thank you. Mr. Newbould, you may now begin.
Bill Newbould, Vice President, Investor Relations

Thank you, operator and welcome, everyone. On the call today is Gearóid Faherty, Chairman and CEO of Eurand, and Angelo Malahias, Chairman of the Board’s Special Committee of Independent Directors. Gearóid and Angelo are going to spend a few minutes taking you through the transaction including the rationale for the decision to accept the offer from Axcan and the process that led up to it. Their remarks will be followed by a question and answer session. As usual, I would like to point out that the transcript for today’s call will be posted on our website and also filed as a Form 6-K.
During the course of this conference call, we may make projections or other forward-looking statements regarding future events or the future financial performance of the company. The words belief, estimate, anticipate, intend, expect, plan, or similar expressions are intended to identify forward-looking statements. We wish to caution that such statements are subject to risks and uncertainties, and actual events or results may differ materially. Factors that could affect future events or results include successful completion of the proposed transaction on a timely basis, the impact of regulatory reviews on the proposed transaction, the successful tender of the outstanding ordinary shares of Eurand, the obtaining of any required shareholder approvals, the satisfaction of customary conditions and the ability of the buyer to obtain financing for the proposed transaction.
Important factors relating to our business, including factors that could cause actual results to differ from our forward-looking statements are described in our Form 20-F, Form 6-Ks and other filings with the SEC.
The company assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors except as expressly required by law.
Now I’d like to turn the call over to Gearóid Faherty. Gearóid?
Operator: Standby everyone. We’re having technical difficulties. Thank you, gentlemen. We do — Mr. Faherty is with us.
Gearóid M. Faherty, Chairman and Chief Executive Officer

Good morning, everyone, and thank you for joining the call on such short notice. Unfortunately, we had a technical problem and the operator put my line on mute and I was not able to join the call.
As you know from the press release we issued early this morning, Eurand has entered into a definitive agreement with Axcan Holdings Inc., under which Axcan will acquire all the outstanding shares of Eurand for $12 per share in cash. The Independent Directors of the board with the support of financial and legal advisors have unanimously approved the transaction as being in the best interest of all our stakeholders. And they have recommended that shareholders tender their

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Eurand NV		Acquisition of Eurand N.V.
by Axcan Holdings, Inc.,
	EURX	Call	Dec. 1, 2010
Company▲	Ticker▲	Event Type▲	Date▲

share. Warburg Pincus, which as you may know owns approximately 55% of Eurand’s common shares and I as the owner of approximately 3.7% of Eurand common shares have entered into agreements with Axcan to tender our shares.
The process leading up to the decision was a rigorous one marked by a thorough consideration of the company’s future prospects, valuation and the dynamics that are impacting our industry.
The very beginnings of this process dates back to spring when a company not Axcan approached us expressing interest and discussing a possible combination. At that time, we engaged Goldman Sachs as our financial advisor to evaluate the idea of a combination, which ultimately did not lead to an offer. Nonetheless, the approach provided us with a strong stance that the time was right to thoroughly explore our option. So we undertook a process to determine if the transaction or some other strategic alternative that would serve the best interest of our shareholders could be achieved.
In the ensuing months, Goldman Sachs contacted a very broad group of potential acquirers to gauge their interest in combining with Eurand. At the end of that process, Axcan made the only definite offer for the company and that offer formed the basis for the negotiated $12 per share agreement we announced today.
In order to make sure that the potential transaction was properly considered a Special Committee of the Independent Directors was formed composed of non-management and non-Warburg Pincus directors. The Committee is chaired by Angelo Malahias who is on the call with us today, and it also includes two other Independent Directors, Rolf Classon and William Jenkins. The Special Committee engaged its own financial and legal advisor, Jefferies is serving as the Special Committee’s financial advisor; NautaDutilh is acting as the Special Committee’s Dutch law advisor. And Sullivan & Cromwell is serving as its U.S. legal advisor.
In order to get a better sense of the Committee’s work, I will now turn the call over to Angelo Malahias.
Angelo C. Malahias, Chairman, Eurand’s Special Committee of Independent Directors

Thank you, Gearóid. Let me begin by saying that one of the most important considerations that the Independent Committee took into account before voting to recommend this offer was a careful review of Eurand’s future earnings prospects in the light of industry dynamics.
I am sure you will all agree that our management team has worked very hard over the past several years to complement our strong pharma technology drug delivery business with our own developed and marketed products. Our strategy has proven successful this year as we were able to gain the FDA approval to launch ZENPEP.
As you would also imagine, the Special Committee weighed this offer in light of among other things, the internal forecasts for sales and profitability of ZENPEP and our pharmaceutical technology business, considered the prospects of our R&D pipeline and examined the company’s forward-looking prospects in general.
In addition, we also considered the impact of the FDA’s recent decision to require additional information to consider the approval of ULTRASE. The delay of the FDA’s decision to potentially approve ULTRASE would have a moderately negative impact to our internal stand-alone projections.
This is due to Eurand not generating manufacturing revenues from the production of ULTRASE for Axcan and not earning royalties from the sales of ULTRASE by Axcan. Having considered all of

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Eurand NV		Acquisition of Eurand N.V.
by Axcan Holdings, Inc.,
	EURX	Call	Dec. 1, 2010
Company▲	Ticker▲	Event Type▲	Date▲

this, we strongly believe that it’s time to recognize Eurand’s many accomplishments, monetize the value created, and return it directly to our shareholders.
Thus, after evaluating the Eurand’s future as an independent company versus the potential of realizing attractive value, the Special Committee with the advice of its independent advisors came to the unanimous conclusion that we should accept this offer as it is in the best interest to our shareholders.
The Axcan offer represents a premium of 9% to yesterday’s closing price. It represents a 31% premium to the share price 90 days ago. Under the terms of the agreement, Axcan will shortly commence a tender offer for all outstanding Eurand shares.
In addition to other closing conditions, including antitrust approval, the transaction is subject to a minimum tender condition of 80% of all shares. To reach the 80% threshold, a majority of the shares held by shareholders other than Gearóid and the affiliates of Warburg Pincus will be required to be tendered.
On the basis of the Special Committee’s unanimous recommendation, the Independent Directors voted to accept Axcan’s offer and is now recommending that all shareholders tender their shares. With respect to financing, Axcan has committed debt financing from three banks, BofA Merrill Lynch, Barclays Capital, and RBC Capital Markets.
With that, I would like to turn the call back over to Gearóid.
Gearóid M. Faherty, Chairman and Chief Executive Officer

Thank you, Angelo. I would now like to comment on a few other important points.
Once the deal closes, the combined company will be run by Dr. Frank Verwiel, President and Chief Executive Officer of Axcan. As for me, I am staying on until year-end to aid in the transition. At that point, John Fraher will succeed me as CEO through the remainder of the transition period and Angelo will become Non-Executive Chairman of the Board.
These personnel moves will ensure a smooth transition. Many of you know John Fraher from his participation in Investor Meetings and Conferences. During his 15 years with Eurand, he has been an invaluable contributor to our company’s success. He has distinguished himself as a — as Chief Commercial Officer and has the deepest respect of the entire Eurand organization.
Reporting to John will be Jean Louis Anspach, President of Eurand Pharmaceuticals, Inc. and Head of all U.S. Sales and Marketing operations. Also reporting to John will be Mario Crovetto CFO; Manya Deehr, Chief Legal Officer; Dr. Ruth Ekerdt, Chief Medical Officer; and Dr. Robert Becker, Chief Research Officer.
From my perspective, it’s been a privilege working for Eurand shareholders, alongside all the dedicated and talented people at the company, who have made it what it is today. I wish everyone nothing but the best as the company moves forward. Again, I’ll be devoting my time and energy in the near-term to helping with the transition. And I also want to publicly congratulate John Fraher and wish him well in what will be his new role.
Now, I’d like to turn the call back to Angelo.

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Eurand NV		Acquisition of Eurand N.V.
by Axcan Holdings, Inc.,
	EURX	Call	Dec. 1, 2010
Company▲	Ticker▲	Event Type▲	Date▲

Angelo C. Malahias, Chairman, Eurand’s Special Committee of Independent Directors

Thank you, Gearóid. Before we open up the call to questions, I would like to add that the Board of Directors and I wish to express our sincere gratitude to Gearóid for his many contributions and years of outstanding service to Eurand. He has done an excellent job getting Eurand to where it is today. We greatly appreciate that he has agreed to stay on as Chairman and CEO through the initial portion of the transition period.
Now to your questions. Operator?

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Eurand NV		Acquisition of Eurand N.V.
by Axcan Holdings, Inc.,
	EURX	Call	Dec. 1, 2010
Company▲	Ticker▲	Event Type▲	Date▲

QUESTION AND ANSWER SECTION
Operator: Thank you. We will now be conducting a question-and-answer session. [Operator Instructions] Thank you. Our first question is coming from the line of Ian Sanderson of Cowen. Please state your question.
<Q — Ian Sanderson>: Good morning. Thanks for taking the question. And first for Angelo, can you provide a bit more color on the auction process and maybe the timing there, and if you can, when this $12 bid was actually made, so we can sort of gauge what it was relative to the stock price at the time? And then secondly, have you done any work on the potential FTC issues regarding ULTRASE and ZENPEP?
<A — Angelo Malahias>: Sure, Ian. The Board of Directors hired Goldman Sachs in the spring to conduct a review of strategic alternatives. As part of this process, they reached out and discussed the potential transaction with a broad range of parties including Axcan.
In the end, only Axcan made the offer for the company. The Special Committee of the Board of Directors evaluated that offer. So it was a broad auction process back in the spring that was led by Goldman Sachs and that resulted in the — in this negotiated offer.
As far as the question about the FTC’s review, we’re confident that we’ll be able to obtain approval from the governmental agencies, but we’re not going to speculate on their process.
Operator: Our next question is coming from the line of Annabel Samimy with Stifel Nicolaus. Please state your question.
<Q — Annabel Samimy>: Hi. Thanks for taking my call. I guess I have a couple of questions. The first, as you have mentioned, that with lack of approval of ULTRASE and the requirement for additional data that — data that, that would have had a negative impact, a moderately negative impact on Eurand’s future sales. Is that presuming that there was going to be no additional share pickup if ULTRASE was not improved given a potentially better competitive environment?
And also can you elaborate on the industry dynamics that you’re talking about? It seemed that Eurand’s share was picking up quite nicely and I wanted to see if there was any change in the industry dynamics than what we had expected?
<A — Gearóid Faherty>: Well, the primary question is on the approval of ULTRASE. As you know, that is — creates two revenue streams for the company. First, it’s the — contract manufacturing of that product for Axcan which has a profit stream attached to it. In addition, once they sell the product, we received royalties from their sales.
As far as the industry dynamics, ZENPEP has done very well, very well to date and our internal projections took into consideration the potential of ULTRASE coming back or potentially not coming back and the other industry competitors who you know. And that’s what played into our assumptions into market share of the projections that we used in this process.
Operator: Our next question is from the line of Scott Henry with Roth Capital. Please state your question.
<Q — Scott Henry>: Thank you. I guess I have a couple of questions. I guess from a big picture standpoint, I think things have gotten a lot better from the spring to the fall. And the tone has generally been that the company was undervalued in the marketplace and that there was a lot of unlocked potential, specifically Europe. And now a takeout comes at $12 on an $11 stock. So to me

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Eurand NV		Acquisition of Eurand N.V.
by Axcan Holdings, Inc.,
	EURX	Call	Dec. 1, 2010
Company▲	Ticker▲	Event Type▲	Date▲

that’s somewhat conflicting. I just want to know, did something change? Were we missing something? Because I always felt that the tone from management was that the company was undervalued significantly.
<A — Gearóid Faherty>: We carefully reviewed the company’s standalone prospects including internal projections of our pharma technology business of ZENPEP, of our R&D pipeline potential, and we believe this offer is the best outcome for shareholders. Additional information will be available in the 14D-9 that will be filed shortly.
Operator: Our next question is from Frank Pinkerton of SunTrust Robinson. Please state your question.
<Q — Frank Pinkerton>: Hi. Thank you. Can you please talk about links to the close this transaction, when you expect — I know that the tender offer is to be made shortly. When do you expect it to close?
<A — Gearóid Faherty>: We expect the transaction to close in six months, by — in the second quarter of 2011.
Operator: Thank you. Our next question is from Gregg Gilbert of Bank of America. Please state your question.
<Q — Gregg Gilbert>: Thanks. Good morning, gentlemen. Could you provide us with all the detail that you know about the status of Axcan NDA’s on ULTRASE at this point?
<A — Gearóid Faherty>: Hey, Gregg. As you know this morning, there was also a press release issued by Axcan on the status of their ULTRASE product. And we know that they received a full response letter and the best source of information would be their SEC filed document.
Operator: Our next question is from James Molloy of Caris & Company. Please state your question.
<Q — James Molloy>: Hey guys, thanks for taking my question. Just — I mean, trying to follow-up on this Hutchin process, but I agree, I mean here’s this thing going out for 11 bucks, $12, at, you know, 2.3 times next — times next year sales things typically go for three — three to four times sales which would be $18 to $21. I know it’s a smaller market, even King which was a kind of a strange low bid, was a 42% premium to their close, which would be $16 start price for you guys. I mean, in six months is $12 going to seem like a high price?
<A — Gearóid Faherty>: The Board and the Special Committee believe that Axcan’s offer represents full value for our company and were weighed against all the facts in the best interest of Eurand shareholders. We carefully reviewed the company’s standalone prospects, deep dives into potential for ZENPEP, its current results, our pharmaceutical technology business, historic patterns and trends, along with our R&D pipeline. And we believe that this is the best outcome for our shareholders. As I mentioned, more detail on the background and the analysis to get to this decision will be included in the 14-D9, which will be filed shortly.
<Q — James Molloy>: Thank you.
Operator: Our next question is from Scott Henry of Roth Capital. Please state your question.
<Q — Scott Henry>: Yes. Thank you for taking the follow-up. I did want to ask — I didn’t get a chance to ask it, but in the filing, will we get your sort of internal projections for 2011, 2012 because to fairly evaluate your decision, I mean, it’s hard to do it without that information.

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Eurand NV		Acquisition of Eurand N.V.
by Axcan Holdings, Inc.,
	EURX	Call	Dec. 1, 2010
Company▲	Ticker▲	Event Type▲	Date▲

<A — Gearóid Faherty>: Yeah, our projections will be included in the filing.
<Q — Scott Henry>: Thank you.
Operator: Our next question is from Gregg Gilbert of Bank of America. Please state your question.
<Q — Gregg Gilbert>: Yeah. Hi, just had two quick follow-ups. One, when you said you’re confident that the government would be okay with the transaction, is that based on the assumption that the government would insist that the combined company would continue to pursue the approval of ULTRASE or any color around that? And secondly, was the Liprotomase product at all part of your considerations in terms of future competitive landscape? Thanks.
<A — Gearóid Faherty>: Gregg, we — I commented that we feel confident that we will be able to reach closure with the FTC, but I’m not going to comment on the process that concerns the issues on how to get to that closure. And as far as that product, we evaluated a lot of things, a lot of sensitivity analysis, a lot of products for all our businesses in order to reach this conclusion.
Operator: Thank you. As there are no further questions at this time, I would now like to turn the floor back to Mr. Angelo Malahias for closing comments.
Bill Newbould, Vice President, Investor Relations

Hi. This is Bill Newbould. That concludes our call this morning. Thank you all again for joining. Please contact Eurand Investor Relations at 267-759-9335 with any additional questions.
Operator: This concludes today’s teleconference. You may now disconnect your lines at this time. We thank you for your participation.

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